UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR SURPASSES INVESTMENT LEVEL OF THE PREVIOUS YEAR’S 1Q BY 82%

Buenos Aires, May 10, 2023, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) approved today its financial statements for the three-month period ended March 31, 2023, which show a loss of ARS 9,962 million.

Despite the operating loss recorded in the first three months of 2023, including a 24% loss in the gross margin in real terms, the Company is optimistic that the recent electricity rate adjustments, which implied the granting of a Distribution Added Value of 107.8% for April and of 73.7% for June, will help set the course for the sector’s normalization.

The Company continues to make every effort to maintain the quality levels of the electricity service, with record results in terms of its customers’ perception of the Company’s performance and with the technical service quality global indicators, including SAIDI and SAIFI, being the best the Company has ever achieved in its history.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

The gross margin, called Distribution Added Value (VAD), the Distributor’s actual income, fell 24%, compared to the same period of the previous year, in real terms as a consequence of the long overdue adjustment of electricity rates.

The EBIT resulted in a loss of ARS 11,536 million, in line with the decrease in the gross margin in addition to a general increase in operating costs.

The loss for the period as of March 31, 2023 amounted to ARS 9,962 million, due mainly to both the deterioration of the operating result and a greater financial burden resulting from the deferral of the payment of obligations with the Wholesale Electricity Market.

As for Investments, in the first 3 months of 2023, they amounted to ARS 9,986 million, which in constant values represents 82% more than the investments recorded in the first quarter of 2022. This indicates that we continued implementing our plan and improving the quality of the service.

OPERATING INDICATORS

Electricity sales in the first quarter of 2023 increased 18.6% to 6,488 GWh, as compared to the 5,470 GWh sold in the same period of the previous year, whereas the level of customers remained constant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 11, 2023